UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras starts production of P-76, the third platform in the Búzios Field,

in the pre-salt of the Santos Basin

Rio de Janeiro, February 20, 2019—Petróleo Brasileiro S.A.—Petrobras announces that today it has started the production of oil and natural gas of P-76, the third platform to enter production in the Búzios field.

With a daily capacity to process up to 150,000 barrels of oil and compress up to 6 million cubic meters of natural gas, P-76 will contribute to the growth of the companies’ production. It is the second platform to start-up in 2019, out of a total of four planned for this year, in line with Petrobras Strategic Plan.

The Búzios field, in the pre-salt of the Santos Basin, was discovered in 2010 and is the main field under the Transfer of Rights Agreement. The field started production in April 2018, and another platform is expected to start-up this year, the P-77.

The FPSO (floating, production, storage and offloading unit of oil and gas) is located approximately 180 km off the coast of the state of Rio de Janeiro, at a water depth of 2,030 meters. The project provides for its interconnection to ten producing wells and seven injector wells. The offload of oil production will be made by relief vessels, while gas production will be drained through the pre-salt pipeline routes.

The completion of the hull conversion, the integration of the modules and the final commissioning of the unit were carried out in Paraná.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer